FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated Jun 29, 2005.

Santiago, June 29th., 2005.

Ger.Gen. 112/2005.

Mister
Alejandro Ferreiro
Superintendente de Valores y Seguros
Alameda Bernardo O’Higgins 1449

Ref: ESSENTIAL FACT

Dear Mr., Ferreiro,

In accordance with articles 9° and 10°, second paragraph of Law N°18,045, and as established by the Law N°30 of the Superintendencia de Valores y Seguros, please be advised that the Board of Directors of Enersis S.A., in a meeting held today, June 29th., unanimously agreed to the following:

1.- To constitute a new corporate body called Audit Committee, different to the Board of Directors and the Board Committee, as required by the Law 18,046. This committee is a requirement of the Sarbanes Oxley Act, the complementary rules issued by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), since Enersis S.A. (NYSE:ENI), is an full listing issuer of American Depositary Receipts (ADRs) and bonds registered in the United States of America.

2.- The Audit Committee will have, among others, the following responsibilities:

i)	Submit the proposal of external auditors and their respective remunerations to the consideration of the Shareholders Meeting;
ii)	Revise the performance of these external auditors;
iii)	Approve, in an advance manner, services of external audit and any, other services to be provided by the external auditors; and
iv)	Establish procedures to receive and manage any kind of complains related to the accounting field, internal control processes, and audit area.

3.- The Audit Committee is formed by the following three Members of the Board of Enersis S.A.: Mr. Rafael Español Navarro, Juan Ignacio de la Mata Gorostizaga, and Ernesto Silva Bafalluy. All of them give proper accomplishment to the requirements imposed by the Sarbanes Oxley Act and its complimentary rules. The Board of Enersis S.A. has designated as financial expert of the Audit Committee to Mr. Rafael Español. This Committee will appoint, in its first session, a Chairman and a Secretary, while also setting the ordinary meetings schedule.

Regards,

Mario Valcarce Durán
Chief Executive Officer

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago– Representante Tenedores de Bonos
Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: June 29, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer